Dreyfus Institutional Money Market Fund

SEMIANNUAL REPORT June 30, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Money Market Fund, covering the six-month period from January 1, 2006, through June 30, 2006.

Although yields on money market securities continued to rise steadily, other financial markets encountered heightened volatility during the first half of 2006. In the judgment of our Chief Economist, Richard Hoey, the recent turbulence among longer-term bonds reflects shifts in interest-rate and inflation expectations, while the correction in the stock market signals an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain as investors look toward 2007. Indicators to watch in the months ahead include the outlook for inflation in the United States and overseas, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in short-term interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Senior Portfolio Manager

How did Dreyfus Institutional Money Market Fund perform during the period?

During the six-month period ended June 30, 2006, the fund produced annualized yields of 4.21% for its Money Market Series and 3.61% for its Government Securities Series. Taking into account the effects of compounding, the fund produced annualized effective yields of 4.30% and 3.67% for its Money Market Series and Government Securities Series, respectively.[1]

What is the fund's investment approach?

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal:

The fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic banks or foreign branches of domestic banks, repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of domestic issuers, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the Money Market Series invests at least 25% of its total assets in bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities and repurchase agreements in respect of these securities.

What other factors influenced the fund's performance?

The U.S. economy continued to show signs of strength at the start of 2006. Yet, a change in the language of the announcement accompanying the Federal Reserve Board's (the "Fed") December rate hike had convinced some investors that the Fed might soon pause in its tightening campaign. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Expectations of a pause soon dissipated, however, when the unemployment rate slid to 4.7%, a multi-year low. Indeed, the Fed raised the federal funds rate to 4.5% at its January meeting. Although a robust employment report for February helped address fears of an economic slowdown, the U.S. Treasury yield curve continued to flatten. At times during the first quarter of 2006, the yield curve inverted, which in the past has been considered a harbinger of recession.

By the end of March, it had become apparent the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors, not a sign of impending economic weakness. Accordingly, the Fed increased the federal funds rate to 4.75% in late March. It later was announced that U.S. GDP grew at a robust 5.6% annualized rate during the first quarter.

The U.S. Treasury securities yield curve began to steepen in April as low unemployment and strong consumer confidence more than offset reports of a slowing housing market, fuelling inflation concerns. In addition, energy prices surged to new record highs.

Inflation-related worries continued to mount in May, sparking sharp declines in both stocks and U.S. Treasury securities. Although it was later announced that a lower-than-expected number of jobs was created during the month, the unemployment rate fell to 4.6%, stoking additional concerns that wage inflation might accelerate. Accordingly, the Fed's rate hike in May, to 5%, was widely anticipated. The Fed's post-meeting statement left open the possibility that further rate increases might be needed to address inflation risks.

June saw a further shift in market sentiment, as investors became increasingly risk-averse due to signs of intensifying inflationary pressures and potential economic weakness. Bond yields across the maturity spectrum moved higher as investors revised upward their inflation and interest-rate expectations. Although investors widely expected the Fed's June 29 rate hike to 5.25%, the outlook for future action became cloudier as investors alternately worried that the Fed might become too aggressive, possibly triggering a recession, or too lenient, potentially allowing inflation to take firmer root in the economy.

In this rising interest-rate environment, most money market investors continued to focus primarily on securities with maturities of six months or less. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

What is the fund's current strategy?

It appears to us that monetary policy is now in the neutral range, and any further changes in interest rates are likely to depend on incoming economic data, in our view. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten. Therefore, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

July 17, 2006

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Money Market Fund from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.76	$ 4.65
Ending value (after expenses)	$1,021.10	$1,018.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.76	$ 4.66
Ending value (after expenses)	$1,022.07	$1,020.18

† *Expenses are equal to the fund's annualized expense ratio of .55% for Money Market Series and .93% for Government Securities Series; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES
June 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit−3.5%	Principal Amount ($)	Value ($)
Bank of America N.A. 5.32%, 3/21/07 (cost $15,000,000)	15,000,000 [a]	**15,000,000**

Commercial Paper−63.2%		
Atlantis One Funding Corp. 5.34%, 8/21/06	15,000,000 [b]	14,887,588
Barclays U.S. Funding Corp. 5.11%, 8/8/06	15,000,000	14,920,042
Bear Stearns Cos. Inc. 5.35%, 8/21/06	15,000,000	14,887,375
CC (USA) Inc. 5.10%, 8/2/06	15,000,000 [b]	14,932,867
CIESCO LLC 5.32%, 8/15/06	15,000,000 [b]	14,901,000
Citigroup Global Markets Holdings Inc. 5.11%, 8/8/06	15,000,000	14,920,121
Concord Minutemen Capital Co. LLC 5.34%, 8/21/06	15,000,000 [b]	14,887,587
CRC Funding LLC 5.33%, 8/17/06	15,000,000 [b]	14,896,404
Crown Point Capital Co. LLC 5.11%, 8/8/06	10,000,000 [b]	9,946,694
Cullinan Finance Ltd. 5.36%, 8/23/06	15,000,000 [b]	14,882,737
Deutsche Bank Financial LLC 5.30%, 7/3/06	15,000,000	14,995,583
FCAR Owner Trust, Ser. I 5.34%, 8/16/06	15,000,000	14,898,417
Gemini Securitization Corp., LLC 5.33%, 8/21/06	15,000,000 [b]	14,887,800
Harrier Finance Funding Ltd. 5.20%, 8/29/06	15,000,000 [b]	14,873,888
Picaros Funding LLC 5.11%, 8/3/06	15,000,000 [b]	14,930,700

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Premier Asset Collateralized Entity LLC		
5.12%, 8/4/06	9,000,000 [b]	8,956,990
Scaldis Capital Ltd.		
5.10%, 8/3/06	10,000,000 [b]	9,953,846
Sigma Finance Inc.		
5.34%, 8/22/06	15,000,000 [b]	14,885,383
UBS Finance Delaware LLC		
5.27%, 7/3/06	15,000,000	14,995,608
Total Commercial Paper		
(cost $267,440,630)		**267,440,630**

Corporate Notes−9.4%		
Toyota Motor Credit Corp.		
5.06%, 8/8/06	20,000,000 [a,b]	20,000,000
Wells Fargo & Co.		
5.09%, 7/3/06	20,000,000 [a]	20,000,000
Total Corporate Notes		
(cost $40,000,000)		**40,000,000**

Time Deposits−26.0%		
AmSouth Bank, Birmingham, AL (Grand Cayman)		
5.28%, 7/3/06	15,000,000	15,000,000
Branch Banking & Trust Co. (Grand Cayman)		
5.25%, 7/3/06	20,000,000	20,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
5.28%, 7/3/06	10,000,000	10,000,000
M&I Marshall & Ilsley Bank Milwaukee, WI (Grand Cayman)		
5.25%, 7/3/06	15,000,000	15,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
5.25%, 7/3/06	15,000,000	15,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
National City Bank, Cleveland, OH (Grand Cayman) 5.25%, 7/3/06	15,000,000	15,000,000
SunTrust Bank (Grand Cayman) 5.25%, 7/3/06	20,000,000	20,000,000
Total Time Deposits (cost $110,000,000)		**110,000,000**
Total Investments (cost $432,440,630)	**102.1%**	**432,440,630**
Liabilities, Less Cash and Receivables	**(2.1%)**	**(8,991,782)**
Net Assets	**100.0%**	**423,448,848**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $197,823,484 or 46.7% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	57.8	Finance	4.7
Asset-Backed/Multi-Seller Programs	16.4	Asset-Backed/Single Seller	3.5
Asset-Backed/Structured Investment Vehicles	16.2	Brokerage Firms	3.5
			102.1

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES

June 30, 2006 (Unaudited)

U.S. Treasury Bills−15.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/16/06 (cost $4,908,000)	4.92	5,000,000	**4,908,000**

Repurchase Agreements−84.1%

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
ABN AMRO Bank N.V. dated 6/30/06, due 7/3/06 in the amount of $3,001,125 (fully collateralized by $2,894,000 Treasury Inflation Protected Securities, 2%, due 1/15/14, value $3,060,177)	4.50	3,000,000	3,000,000
Banc of America Securities LLC dated 6/30/06, due 7/3/06 in the amount of $3,001,050 (fully collateralized by $2,294,000 U.S. Treasury Bonds, 9.25%, due 2/15/16, value $3,060,622)	4.20	3,000,000	3,000,000
Barclays Financial LLC dated 6/30/06, due 7/3/06 in the amount of $3,001,113 (fully collateralized by $6,478,796 U.S. Treasury Strips, due 5/15/20, value $3,060,000)	4.45	3,000,000	3,000,000
Bear Stearns Cos. Inc. dated 6/30/06, due 7/3/06 in the amount of $3,001,063 (fully collateralized by $3,135,000 U.S. Treasury Strips, due 2/15/07, value $3,036,561)	4.25	3,000,000	3,000,000
CIBC World Markets PLC dated 6/30/06, due 7/3/06 in the amount of $3,001,100 (fully collateralized by $3,070,000 U.S. Treasury Notes, 2.25%, due 2/15/07, value $3,037,498)	4.40	3,000,000	3,000,000
Lehman Brothers Inc. dated 6/30/06, due 7/3/06 in the amount of $3,001,113 (fully collateralized by $3,095,000 U.S. Treasury Notes, 3%, due 12/31/06, value $3,060,057)	4.45	3,000,000	3,000,000
Merrill Lynch & Co. Inc. dated 6/30/06, due 7/3/06 in the amount of $3,001,128 (fully collateralized by $3,077,000 U.S. Treasury Notes, 4.125%, due 8/15/08, value $3,060,979)	4.51	3,000,000	3,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Morgan Stanley			
dated 6/30/06, due 7/3/06 in the amount of $3,001,125 (fully collateralized by $7,208,000 U.S. Treasury Strips, due 5/15/22, value $3,060,228)	4.50	3,000,000	3,000,000
UBS Securities LLC			
dated 6/30/06, due 7/3/06 in the amount of $3,001,088 (fully collateralized by $3,141,000 U.S. Treasury Bills, due 12/28/06, value $3,060,905)	4.35	3,000,000	3,000,000
Total Repurchase Agreements (cost $27,000,000)			**27,000,000**
Total Investments (cost $31,908,000)		**99.4%**	**31,908,000**
Cash and Receivables (Net)		**.6%**	**182,996**
Net Assets		**100.0%**	**32,090,996**

Portfolio Summary (Unaudited)†

	Value (%)
Repurchase Agreements	84.1
U.S. Treasury Bills	15.3
	99.4

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities–See Statement of Investments (including repurchase agreements of $27,000,000 for the Government Securities Series)–Note 2(b)	432,440,630	31,908,000
Cash	–	415,090
Interest receivable	325,425	3,301
Prepaid expenses	16,472	9,863
	432,782,527	**32,336,254**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)	184,877	12,720
Cash overdraft due to Custodian	9,097,956	–
Payable for shares of Beneficial Interest redeemed	–	201,315
Accrued expenses	50,846	31,223
	9,333,679	**245,258**
Net Assets ($)	**423,448,848**	**32,090,996**
Composition of Net Assets ($):		
Paid-in capital	423,457,560	32,096,718
Accumulated net realized gain (loss) on investments	(8,712)	(5,722)
Net Assets ($)	**423,448,848**	**32,090,996**

Net Asset Value Per Share		
	Money Market Series	Government Securities Series
Net Assets ($)	423,448,848	32,090,996
Shares Outstanding	423,457,595	32,096,718
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**10,250,438**	**664,169**
Expenses–Note 2(c):		
Management fee–Note 3(a)	1,073,445	72,320
Trustees' fees and expenses–Note 3(c)	25,931	3,559
Custodian fees	21,500	14,503
Auditing fees	19,755	20,348
Registration fees	10,908	8,275
Shareholder servicing costs–Note 3(b)	10,238	11,117
Legal fees	8,772	1,174
Prospectus and shareholders' reports	5,206	1,494
Miscellaneous	6,507	3,412
Total Expenses	**1,182,262**	**136,202**
Less–reduction in custody fees due to earnings credits–Note 2(b)	–	(1,800)
Net Expenses	**1,182,262**	**134,402**
Investment Income–Net	**9,068,176**	**529,767**
Net Realized Gain (Loss) on Investments–Note 2(b) ($)	**1,552**	**–**
Net Increase in Net Assets Resulting from Operations	**9,069,728**	**529,767**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Money Market Series		Government Securities Series	
	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):				
Investment income–net	9,068,176	11,319,273	529,767	627,828
Net realized gain (loss) on investments	1,552	(582)	–	288
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,069,728**	**11,318,691**	**529,767**	**628,116**
Dividends to Shareholders from ($):				
Investment income–net	**(9,068,176)**	**(11,319,273)**	**(529,767)**	**(627,828)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold	468,904,922	866,268,352	248,653,643	345,144,834
Dividends reinvested	1,135,651	1,545,458	477,338	524,208
Cost of shares redeemed	(493,132,424)	(900,040,863)	(252,063,380)	(340,024,816)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(23,091,851)**	**(32,227,053)**	**(2,932,399)**	**5,644,226**
Total Increase (Decrease) in Net Assets	**(23,090,299)**	**(32,227,635)**	**(2,932,399)**	**5,644,514**
Net Assets ($):				
Beginning of Period	446,539,147	478,766,782	35,023,395	29,378,881
End of Period	**423,448,848**	**446,539,147**	**32,090,996**	**35,023,395**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.021	.027	.009	.007	.015	.040
Distributions:						
Dividends from investment income—net	(.021)	(.027)	(.009)	(.007)	(.015)	(.040)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.25[a]	2.70	.87	.73	1.53	4.06
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[a]	.55	.55	.54	.54	.53
Ratio of net expenses to average net assets	.55[a]	.55	.55	.54	.54	.53
Ratio of net investment income to average net assets	4.22[a]	2.65	.88	.74	1.52	3.94
Net Assets, end of period ($ x 1,000)	423,449	446,539	478,767	526,043	703,007	858,014

[a]   Annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Six Months Ended June 30, 2006 (Unaudited)	2005	2004	2003	2002	2001
		Year Ended December 31,				
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.018	.022	.004	.004	.012	.035
Distributions:						
Dividends from investment income−net	(.018)	(.022)	(.004)	(.004)	(.012)	(.035)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.63[a]	2.19	.42	.44	1.23	3.59
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[a]	.89	.86	.69	.69	.66
Ratio of net expenses to average net assets	.93[a]	.88	.84	.69	.69	.66
Ratio of net investment income to average net assets	3.66[a]	2.17	.37	.47	1.24	3.56
Net Assets, end of period ($ x 1,000)	32,091	35,023	29,379	35,720	87,703	92,607

[a]   *Annualized.*
See notes to financial statements.

NOTE 1—General:

Dreyfus Institutional Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Money Market Series and Government Securities Series.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated among them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gain of either series can be reduced by a capital loss carryover of that series, such gain will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a separate entity for the purposes of determining such qualification.

The Money Market Series' has an unused capital loss carryover of $10,264 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,557 of the carryover expires in fiscal 2006, $3,181 expires in fiscal 2007, $4,944 expires in fiscal 2009 and $582 expires in fiscal 2013.

The Government Securities Series' has an unused capital loss carryover of $5,722 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,516 of the carryover expires in fiscal 2007 and $4,206 expires in fiscal 2012.

The tax character of distributions for the Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2005 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2006, the cost of investments of each series for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50% of the value of the fund's average daily net assets of each series and is payable monthly.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2006, the Money Market Series and the Government Securities Series were charged $5,736 and $7,944, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2006, the Money Market Series and the Government Securities Series were charged $2,565 and $858, respectively, pursuant to the transfer agency agreement.

During the period ended June 30, 2006, each series was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $181,101, shareholder services plan fees $1,000, chief compliance officer fees $1,926 and transfer agency per account fees $850.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $10,434, chief compliance officer fees $1,926 and transfer agency per account fees $360.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

PROXY RESULTS (Unaudited)

Dreyfus Institutional Money Market Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	319,324,653.214	241,562.000
Joseph S. DiMartino	319,324,653.214	421,562.000
David P. Feldman	319,324,653.214	421,562.000
Ehud Houminer†	319,323,753.214	422,462.000
Gloria Messinger†	319,271,506.214	474,709.000
Anne Wexler†	319,263,486.214	482,729.000

† *Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Money Market Series

At a meeting of the fund's Board of Trustees held on June 7 and 8, 2006, the Board considered the re-approval for an annual period (through July 31, 2007) of the Management Agreement with Dreyfus for the fund, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channel for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to two sets of data selected and provided by Lipper, Inc., an independent provider of investment company data: (i) a group of institutional money market funds (the "Institutional Performance Group") and to a larger universe of funds, consisting of all institutional money market funds (the "Institutional Performance Universe"); and (ii) a group of retail no-load money market funds (the "Retail Performance Group") and to a larger universe of funds, consisting of all retail money market funds (the "Retail Performance Universe"). The Board was provided with a description of the methodology Lipper used to select each Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended April 30, 2006, and noted that the fund's total return performance was generally at or above the medians of the Institutional Performance Group for all periods, and below the Institutional Performance Universe medians for all periods. The Board noted that the fund's total return performance was in the first quintile of the Retail Performance Group for all periods, and in the first or second quintile of the Retail Performance Universe for all periods. The Dreyfus representatives discussed managing the fund in the rising interest rate environment that has existed over the last two years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of advisory fees and expense ratios as compared to comparable institutional and retail groups of funds (the "Institutional Expense Group" and the "Retail Expense Group," respectively) and corresponding broader groups of funds (the "Institutional Expense Universe" and the "Retail Expense Universe, respectively"), each selected and provided by Lipper. The Board members noted that the fund's management fee was higher than the Institutional Expense Group and Institutional Expense Universe medians, and that the expense ratio was at the Institutional Expense Group median and higher than the Institutional Expense Universe median. The Board members noted that the fund's management fee was higher

than the Retail Expense Group and the Retail Expense Universe medians, and that the expense ratio was lower than the Retail Expense Group and Retail Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies (the "Similar Funds") and stated that there are no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement, with respect to the fund. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board was generally was satisfied with the fund's overall performance, particularly performance relative to retail performance groups.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement, with respect to the fund, was in the best interests of the fund and its shareholders.

Government Securities Series

At a meeting of the fund's Board of Trustees held on June 7 and 8, 2006, the Board considered the re-approval for an annual period (through July 31, 2007) of the Management Agreement with Dreyfus for the fund, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channel for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and adminis-

tration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to two sets of data selected and provided by Lipper, Inc. an independent provider of investment company data: (i) a group of institutional U.S. Treasury money market funds (the "Institutional Performance Group") and to a larger universe of funds, consisting of all institutional U.S. Treasury money market funds (the "Institutional Performance Universe"); and (ii) a group of retail no-load U.S. Treasury money market funds (the "Retail Performance Group") and to a larger universe of funds, consisting of all retail U.S. Treasury money market funds (the "Retail Performance Universe"). The Board was provided with a description of the methodology Lipper used to select each Performance Group and Performance Universe, as well as each Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended April 30, 2006, and noted that the fund's total return performance was below the medians of the Institutional Performance Group and the Institutional Performance Universe for all periods. The Board noted that the fund's total return performance in the Retail Performance Group was in the first quintile for the ten-year period, the second quintile for the five-year period and below the medians for the other periods, and that the fund's total return performance as compared to the Retail Performance Universe was variously above and below median. The Board noted that the fund's total return performance was closer to the medians of the Retail Performance Group and Universe than those of the Institutional Performance Group and Universe for the periods. The Dreyfus representatives discussed managing the fund in the rising interest rate environment that has existed over the last two years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of advisory fees and expense ratios as compared to comparable institutional and retail groups of funds (the "Institutional Expense Group" and the "Retail Expense Group," respectively) and corresponding broader groups of funds (the "Institutional Expense Universe" and the "Retail Expense Universe," respectively), each selected and provided by Lipper. The Board members noted that the fund's management fee and expense ratio were higher than the Institutional Expense Group and Institutional Expense Universe medians. The Board members noted that the fund's management fee was lower than the Retail Expense Group median and higher than the Retail Expense Universe median, and that the expense ratio was higher than the Retail Expense Group and Retail Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies (the "Similar Funds") and stated that there are no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board noted that the Similar Funds' advisory fees were the same as the fund's management fee. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex.

The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement, with respect to the fund. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- While the Board was concerned with the fund's performance, it noted the longer term performance relative to its retail performance groups and Dreyfus' efforts in managing the fund's portfolio in the rising interest rate environment of the prior two years.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement, with respect to the fund, was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus
Institutional
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-242-8671

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0179-0195SA0606